

October 5, 2017

Bryan H. Hall
President
Liberty Latin America Ltd.
c/o Liberty Global plc
Griffin House
161 Hammersmith Road
London W6 8BS
United Kingdom

> **Re: Liberty Latin America Ltd.**
> **Draft Registration Statement on Form S-1/A**
> **Filed September 25, 2017**
> **CIK No. 0001712184**

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Recent Developments

1.   We note your discussion of the impact of Hurricanes Irma and Maria on page 87, and elsewhere.   Please expand your disclosures so that the impact on your businesses and infrastructure in each affected market is transparent to investors. With respect to each market, please indicate the approximate percentage decline in business that you have

experienced, your estimate of the cost to be incurred to repair or replace your damaged infrastructure, your anticipated timing of such repairs, and the anticipated timing of the recovery in your operations. Also, with respect to each market, please disclose the extent insurance will cover (i) the costs incurred to restore and repair property and equipment and (ii) the adverse impact on your results of operations. Discuss the anticipated timing of your collection of the amounts claimed under your insurance policies and clarify if this could impact the timing of the recovery of the businesses.

2.   In addition, in a forward looking discussion please disclose, in quantified detail, the anticipated impact on future revenues, results of operations and cash flows as a result the impact of Hurricanes Irma and Maria.

Our businesses are subject to risks of adverse regulation, page 21

3.   We note your response to comment 7. Please tell us if you recorded an accrual for your allocable share of the Seychelles transfer tax in your historical financial statements. If not, please disclose the amount of the assessed Seychelles transfer tax which is subject to further negotiations.

Reasons for the Split Off, page 41

4.   We note your response to prior comment 13. Please revise to remove the word "merely" from the second to the last sentence of the discussion of "Waiver of Shareholder Claims," as it tends to mitigate the fact that the remedy available to a shareholder by virtue of the waiver has been circumscribed to instances of fraud or dishonesty only.

5.   We note your response to prior comment 14, and the revisions on page 43 in response to it. Please clarify, if true, that while neither Liberty Global nor any subsidiary or affiliate it controls immediately after the Split Off will have operations in the Caribbean or Latin America, and there are no plans to pursue such operations in the foreseeable future, neither is there any prohibition that would prevent Liberty Global from doing so at any time following the split-off.

6.   We note your response to prior comment 16. Please revise to include within your prospectus the reasons why the Liberty Global board did not consider the interests, positions held, and potential conflicts identified in connection with its determination to approve the split-off.

You may contact Kathryn Jacobson, Senior Staff Accountant at 202-551-3365, or Robert S. Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD11—Telecommunications

Cc: Renee L. Wilm, Esq.
       Baker Botts LLP